

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 8, 2018

<u>Via E-mail</u>
Danion Fielding
Vice President, Chief Financial Officer and Treasurer
Getty Realty Corp.
Two Jericho Plaza, Suite 110
Jericho, New York 11753

   Re: Getty Realty Corp.
       Form 10-K for the Year Ended December 31, 2017
       Filed March 1, 2018
       File No. 001-13777

Dear Mr. Fielding:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Item 9B: Other Information, page 71</u>

1. We note your disclosure that the selected combined financial data is audited. We further note your response in your letter dated August 28, 2017 that in future filings you will either include an audit report and consent from the third-party accounting firm, or will not label the summarized financial information as audited. Please clarify and or revise your disclosure in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities